Exhibit 3.23

CERTIFICATE OF FORMATION

OF

TESORO SOCAL PIPELINE COMPANY LLC

This Certificate of Formation, dated December 3, 2012, has been duly executed and is filed pursuant to Section 18-201 of the Delaware Limited Liability Company Act (the “Act”) to form a limited liability company (the “Company”) under the Act.

1.	Name. The name of the Company is:

Tesoro SoCal Pipeline Company LLC

2.	Registered Office; Registered Agent. The address of the registered office of the Company in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, zip code 19808. The name of the registered agent of the Company at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Formation as of the date first written above.

/s/ Carrie P. Ryan
Carrie P. Ryan
Authorized Person